FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Press Release dated April 15, 2004.

Enersis Refinanced US$ 350 million

  Refinancing was done with better conditions due to the solid financial situation of the company.
  Enersis, also prepaid debt for US$ 150 million of a syndicated loan.

(Santiago, Chile, April 15, 2004) ENERSIS (NYSE:ENI) announced the prepayment of US$ 150 million of its syndicated loan for a total amount of US$ 500 million granted on November 14, 2003, by the following financial institutions: BSCH, Banco Bilbao Vizcaya Argentaria, San Paolo IMI, Bank of Tokio Mitsubishi, Caja Madrid and Deutsche Bank.

Due to the good financial situation of the company, the remaining US$ 350 million, were refinanced in more favorable terms than the ones obtained on November last year, improving the spread from 225 bps to 115 bps. This new facility matures on November 2008, and it considers a grace period of 2 years for the capital amortization.

The lower spread as well as the prepayment done by the company, will imply lower interest expenses.

This prepayment was possible due to the successful capital increase performed by the company, which ended last December, and also due to the internal free cash flow generation.

Transactions like this are clear sign of confidence from the financial community towards the company.

Best regards,

ENERSIS Investor Relations Team

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 1/2

Should you have any other questions or had trouble accessing this email, please contact ENERSIS Investor Relations Department.

Susana Rey Head of Investor Relations srm@e.enersis.cl 56 (2) 353 4554 Matías Rodríguez Investor Relations mra8@e.enersis.cl 56 (2) 353 4492	Pablo Lanyi-Grunfeldt Investor Relations pll@e.enersis.cl 56 (2) 353 4552 Francisco Luco Investor Relations fjlv@e.enersis.cl 56 (2) 353 4555

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: April 20, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer